press release

ArcelorMittal reports third quarter 2013 and nine-months 2013 results

Luxembourg, November 7, 2013 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and nine month periods ended September 30, 2013.

Highlights2:

•	Health and safety performance improved in 3Q 2013 with a LTIF rate[3] of 0.8x as compared to 0.9x in 2Q 2013

•	EBITDA[4] of $1.7 billion in 3Q 2013, 24% higher than underlying EBITDA in 3Q 2012[5]

•	Steel shipments of 21.1 Mt in 3Q 2013, an increase of 6% as compared to 3Q 2012

•	3Q 2013 own iron ore production of 14.9 Mt, up 4.5% YoY; 9.4 Mt shipped and reported at market price[6], up 32% YoY

•	As anticipated, net debt[7] increased from $16.2 billion as of June 30, 2013 to $17.8 billion as of September 30, 2013, largely driven by investment in operating working capital ($0.8 billion) and dividends paid ($0.4 billion)

•	Net interest expense reduced by $62 million (13%) in 3Q 2013 as compared to 2Q 2013 primarily due to lower gross debt

•	$0.8 billion annualized management gains achieved during 9M 2013, in line with plan to achieve $3 billion of cost improvement by the end of 2015

•	The ramp-up of expanded capacity at AMMC remains on track to achieve a run-rate of 24 Mt by year-end 2013

Key strategic developments:

•	Resolution of long-term Kumba dispute: Sishen iron ore supply agreement secured on cost-plus terms

•	Investment plan to double capacity at ArcelorMittal Annaba following stake dilution to 49% (from 70%)[7]

•	Selective steel capital expenditure projects restarted to support development of franchise businesses

Outlook and guidance:

•	In line with our guidance framework, underlying profitability is still expected to improve in 2013, driven by three factors: a) a 1-2% increase in steel shipments; b) an approximate 20% increase in marketable iron ore shipments; and c) the benefits realized from Asset Optimization and Management Gains initiatives

•	The Company still expects 2013 EBITDA to be greater than $6.5 billion

•	Due to improved operating cash flows and proceeds from already announced disposals[8], net debt is expected to decrease in 4Q 2013 to approximately $17 billion; the $15 billion medium term net debt target is unchanged

•	2013 capital expenditure is still expected to be approximately $3.7 billion

Financial highlights (on the basis of IFRS 1, amounts in USD):

	Quarterly comparison			Year-to-date comparison
(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales	19,643	20,197	19,723	59,592	64,904
EBITDA	1,713	1,700	1,445	4,978	6,122
Operating income	477	352	55	1,233	2,066
Net income / (loss)	(193)	(780)	(652)	(1,318)	456
Basic earnings / (loss) per share (USD)	(0.12)	(0.44)	(0.42)	(0.77)	0.29

Own iron ore production (Mt)	14.9	15.0	14.3	43.0	41.9
Iron ore shipments at market price (Mt)	9.4	8.2	7.1	24.9	22.1
Crude steel production (Mt)	23.3	22.5	21.9	68.2	67.4
Steel shipments (Mt)	21.1	21.3	19.9	63.4	63.8
EBITDA/tonne (USD/t)[9]	81	80	73	79	96

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“After a weak first half, we have seen third quarter performance improve year-on-year, positively impacted by our cost optimisation efforts and the increased shipments from our mining expansion.  We believe that the bottom of the cycle is behind us and expect second half EBITDA, usually comparably weaker, to be at least equal to the first.  Although operating conditions remain challenging, as economic indicators are improving we are cautiously optimistic about the prospects for 2014.”

Third quarter 2013 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the third quarter 2013 and nine-months 2013 financial performance at:

Date	US Eastern time	London	CET
Thursday November 7, 2013	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 169 3059	+44 (0)207 970 0006	707791#
USA local:	1800 814 6417	+1 215 599 1757	707791#
France:	0800917772	+33 170707578	707791#
Germany:	08009646526	+49 6940359700	707791#
Spain:	900994921	+34 914140992	707791#
Luxembourg:	80024686	+352 24871048	707791#

A replay of the conference call will be available for one week by dialing:
	Language	Access code
+49 (0) 1805 2043 089	English	445234#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on www.arcelormittal.com.

Forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal third quarter 2013 and nine-months 2013 results

ArcelorMittal, the world’s leading steel and mining company, today announces results for the three month and nine month periods ended September 30, 2013.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate3

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (“LTIF”) rate, improved to 0.8x in the third quarter of 2013 (“3Q 2013”) as compared to 0.9x for the second quarter of 2013 (“2Q 2013”) and 1.0x for the third quarter of 2012 (“3Q 2012”). During 3Q 2013, improvements, particularly in the Mining segment, were offset by deterioration in the Flat Carbon Americas segment.

Health and safety performance improved to 0.9x in the first nine months of 2013 (“9M 2013”) as compared to 1.0x for the first nine months of 2012 (“9M 2012”), with improvements across the majority of segments.

Despite this encouraging performance in LTIF rate, there is still more work to be done. The Company’s efforts to improve the group’s Health and Safety record will continue. While the LTIF target of 1.0x is maintained for 2013, the Company is focused on further reducing the rate of severe injuries and fatality prevention.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	3Q 13	2Q 13	3Q 12	9M 13	9M 12
Total Mines	0.4	0.6	0.7	0.6	0.8

Lost time injury frequency rate	3Q 13	2Q 13	3Q 12	9M 13	9M 12
Flat Carbon Americas	1.1	0.7	0.9	0.9	1.0
Flat Carbon Europe	1.0	1.1	1.4	1.0	1.4
Long Carbon Americas and Europe	0.8	0.9	1.2	1.0	1.0
Asia Africa and CIS	0.6	0.6	0.5	0.6	0.5
Distribution Solutions	1.3	1.4	1.2	1.2	1.5
Total Steel	0.9	0.9	1.0	0.9	1.0

Lost time injury frequency rate	3Q 13	2Q 13	3Q 12	9M 13	9M 12
Total (Steel and Mines)	0.8	0.9	1.0	0.9	1.0

Key corporate responsibility highlights for 3Q 2013

•	ArcelorMittal has maintained its membership in the Dow Jones Sustainability Index Europe.

•	ArcelorMittal is featured in the United Nations Global Compact (UNGC) publication called Responsible Business Advancing Peace, released on September 20, 2013 at the UNGC Leaders’ Summit in New York. In a dedicated case study, the publication highlights ArcelorMittal Liberia’s good practice in the area of stakeholder engagement and on how significant improvements were achieved in only a few years.

•	At the recent health and safety session of the World Steel Association (WSA) gathering, it was mentioned that across the WSA members, 114 out of 176 sites having a lost time injury frequency rate of less than 1, belong to ArcelorMittal.

Analysis of results for the nine months ended September 30, 2013 versus results for the nine months ended September 30, 2012

ArcelorMittal’s net loss for 9M 2013 was $1.3 billion, or $(0.77) loss per share, as compared to net income for 9M 2012 of $0.5 billion, or $0.29 per share.

Total steel shipments for 9M 2013 were essentially flat at 63.4 million metric tonnes as compared with 63.8 million metric tonnes in 9M 2012.

Sales for 9M 2013 decreased by 8.2% to $59.6 billion as compared with $64.9 billion for 9M 2012 primarily due to lower average steel selling prices (-5.9%).

Depreciation of $3.4 billion for 9M 2013 was comparable to $3.5 billion in 9M 2012.

Impairment charges for 9M 2013 were $140 million, including $101 million for the costs associated with the discontinued iron ore project in Senegal10 (Mining) and costs related to the closure of the organic coating and tin plate lines in Florange. Impairment charges for 9M 2012 totalled $199 million, primarily related to the project to permanently close the liquid phase at Florange for $130 million (Flat Carbon Europe), and the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe).

Restructuring charges for 9M 2013 were $173 million, including $137 million of costs incurred for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations). Restructuring charges for 9M 2012 totaled $395 million and consisted largely of costs associated with the implementation of Asset Optimization primarily impacting Flat Carbon Europe and Long Carbon Europe operations.

Operating income for 9M 2013 was $1.2 billion as compared with operating income of $2.1 billion for 9M 2012. Operating results for 9M 2013 were positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada. In addition, operating income for 9M 2013 was positively impacted by $92 million related to “Dynamic Delta Hedge” (DDH) income. The DDH income recorded in 1Q 2013 was the final instalment of such income. This gain on the unwinding of a currency hedge related to raw materials purchases was initially recorded in equity in 4Q 2008, and has now been fully recorded in the income statement. Operating results for 9M 2012 were positively impacted by changes to the employee benefit plans at ArcelorMittal Dofasco11 which led to curtailment gains of $285 million and the Skyline Steel divestment12 which led to a gain of $339 million, partially offset by $72 million in charges related to one-time signing bonus and post retirement benefit costs following entry into the new US labor contract. Operating results for 9M 2012 were also positively impacted by $426 million of DDH income.

Income from equity method investments and other income in 9M 2013 was $11 million, as compared to income of $47 million in 9M 2012. Income earned during 9M 2013 was negatively impacted by a contingent consideration related to the Gonvarri Brasil acquisition in 2008 and weaker performance of European associates during the year. Income from equity method investments and other income for 9M 2012 included higher income earned from European associates offset in part by losses from Chinese investees.

Net interest expense (including interest expense and interest income) was $1.4 billion for 9M 2013, comparable to 9M 2012. Net interest expense in 2013 has been positively impacted by lower gross debt due to the tender and repayment of bonds and privately placed notes totalling $4 billion since the beginning of June 2013, offset in part by interest rate “step up” clauses in most of the Company’s outstanding bonds, which were triggered by the Company’s rating downgrades that occurred in the second half of 2012 and which resulted in interest expense of $65 million in 9M 2013.

Foreign exchange and other net financing costs13 were higher in 9M 2013 at $954 million as compared to costs of $632 million for 9M 2012, primarily on account of foreign exchange losses.

ArcelorMittal recorded an income tax expense of $191 million for 9M 2013, as compared to an income tax benefit of $350 million for 9M 2012.

Gains attributable to non-controlling interests for 9M 2013 were $59 million as compared with losses attributable to non-controlling interests for 9M 2012 of $21 million, increasing primarily in ArcelorMittal Mines Canada after the disposal of 15% interest in 2013.

Analysis of results for 3Q 2013 versus 2Q 2013 and 3Q 2012

ArcelorMittal recorded a net loss for 3Q 2013 of $0.2 billion, or $(0.12) loss per share, as compared to a net loss of $0.8 billion, or $(0.44) loss per share for 2Q 2013, and net loss of $0.7 billion, or $(0.42) loss per share, for 3Q 2012.

Total steel shipments for 3Q 2013 were 21.1 million metric tonnes as compared with 21.3 million metric tonnes for 2Q 2013 and 19.9 million metric tonnes for 3Q 2012.

Sales for 3Q 2013 decreased by 2.7% to $19.6 billion as compared with $20.2 billion for 2Q 2013, and were 0.4% lower than $19.7 billion for 3Q 2012. Sales were lower in 3Q 2013 as compared to 2Q 2013 primarily due to lower average steel selling prices (-3.4%) and marginally lower steel volumes (-0.9%).

Depreciation amounted to $1.1 billion for 3Q 2013, comparable to 2Q 2013 and lower than $1.2 billion for 3Q 2012.

Impairment charges for 3Q 2013 were $101 million related to the costs associated with the discontinued iron ore project in Senegal10. Impairment charges for 2Q 2013 were $39 million primarily related to the closure of the organic coating and tin plate lines in Florange. Impairment charges for 3Q 2012 totalled $130 million, primarily related to the long term idling of the liquid phase at Florange.

Restructuring charges for 3Q 2013 were nil. Restructuring charges for Q2 2013 of $173 million including $137 million of costs for the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations). Restructuring charges for 3Q 2012 of $98 million consisted primarily of costs associated with the closure of two blast furnaces, sinter plant, steel shop and continuous casters in Liege (Flat Carbon Europe).

Operating income for 3Q 2013 was $477 million as compared with operating income of $352 million for 2Q 2013 and operating income of $55 million for 3Q 2012. Operating results for 3Q 2012 were positively impacted by $131 million of DDH income partially offset by a $72 million charge related to a one-time signing bonus and post retirement benefit costs following entry into a new US labor contract.

Income from equity method investments and other income in 3Q 2013 was $53 million as compared to a loss of $24 million in 2Q 2013 and a loss of $56 million in 3Q 2012. During the third quarter of 2013, income from equity method investments and other income benefitted from stronger performance by Chinese investees (including the gain on disposal of 5% stake in Hunan Valin as part of share swap arrangement with Valin Group). Losses incurred during 2Q 2013 related primarily to a contingent consideration from the Gonvarri Brasil acquisition in 2008.

Net interest expense (including interest expense and interest income) in 3Q 2013 was $409 million, as compared to $471 million for 2Q 2013 and $479 million for 3Q 2012. Net interest was lower in 3Q 2013 as compared to 2Q 2013, primarily due to the above-mentioned bond and loan repayments.

Foreign exchange and other net financing costs were $269 million for 3Q 2013 as compared to $530 million for 2Q 2013 and $148 million for 3Q 2012. Foreign exchange and other net financing costs in 3Q 2013 were impacted by 0.6% devaluation of the Brazilian Real versus USD, leading to a loss of $10 million, as compared to a 9% devaluation in the 2Q 2013 which resulted in a $180 million loss.

ArcelorMittal recorded an income tax benefit of $5 million for Q3 2013, as compared to an income tax expense of $99 million for 2Q 2013 and an income tax expense of $44 million for 3Q 2012.

Gains attributable to non-controlling interests for 3Q 2013 were $50 million as compared with gains of $8 million for 2Q 2013 and losses of $20 million for 3Q 2012.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt/ year)	2Q 2013 (e)

Ongoing(a) projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore premium sinter feed concentrate)	2015 (b)
Mining	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2015 (c)
FCA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge Galvanizing line#6 to optimise Galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2015 (f)
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015 (d)
LCA	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in meltshop capacity by 0.2mt / year	2015 (d)

LCA	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold (d)
LCA	Acindar ( Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016 (g)

Joint Venture projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
China	Hunan Province	VAMA auto steel JV14	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	2H 2014 (h)

a)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
b)	The Company’s Board of Directors has approved the Phase 2 expansion of the Liberia project that would lead to annual premium sinter feed concentrate production capacity of 15 million tonnes per annum. The first sinter feed concentrate production is expected at the end of 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation. Product specification has changed to a sinter feed which has resulted in an engineering scope change.
c)	The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed. Implementation of the ERP is now underway with a goal to reach a 3.5mt per annum production rate by 2015. The budget for the ERP is approximately $700 million and will require the upgrading of the road that connects the port in Milne Inlet to the mine site as well as modifications to existing permits that are expected to be granted in the first half of 2014.
d)	During 2Q 2013 the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimate of $280 million ($140 million outstanding); and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at later date.
e)	Final capex for the AMMC expansion project is $1.6 billion, with optimization and ramp-up in 2H 2013. The ramp-up of expanded capacity at AMMC remains on track to hit a run-rate of 24mt by year end 2013.
f)	During 3Q 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco. On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed. The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.
g)	During 3Q, 2013, Acindar Industria Argentina de Aceros S.A. (ArcelorMittal Acindar) announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable ArcelorMittal Acindar to optimise production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in two years.
h)	Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (0.9mt) and hot dipped galvanised line (0.5mt). Total capital investment is expected to be approximately $850 million (100% basis) with the first coil due to be produced in 2H 2014.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales	4,921	4,788	4,840	14,568	15,469
EBITDA	547	293	326	1,283	1,646
Operating income	321	61	90	582	951

Crude steel production (Kt)	6,343	5,589	5,726	18,129	17,989
Steel shipments (Kt)	5,759	5,407	5,351	16,725	16,758
Average steel selling price (US$/t)	804	831	850	818	873
EBITDA/tonne (US$/t)	95	54	61	77	98
Operating income /tonne (US$/t)	56	11	17	35	57

Flat Carbon Americas crude steel production increased by 13.5% to 6.3 million tonnes in 3Q 2013 as compared to 5.6 million tonnes in 2Q 2013, driven primarily by a significant improvement in Flat USA following resolution of labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West that impacted output in 2Q 2013.

Steel shipments in 3Q 2013 were 5.8 million tonnes, an increase of 6.5% as compared to 5.4 million tonnes in 2Q 2013, primarily driven by higher shipment volumes in North America.

Sales in the Flat Carbon Americas segment were $4.9 billion in 3Q 2013, an increase of 2.8% as compared to $4.8 billion in 2Q 2013. The increase in sales was due to higher shipments, offset in part by lower average steel selling prices (-3.2%), in particular in Mexico and South America (impacted by forex).

EBITDA in 3Q 2013 increased 86.7% to $547 million as compared to $293 million in 2Q 2013. EBITDA was positively impacted in 3Q 2013 by higher volumes and positive price-cost effect, and a recovery from the operational incidents in Flat Carbon USA as described above.

Flat Carbon Europe

(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales	6,334	6,903	6,108	20,071	21,050
EBITDA	193	341	191	834	705
Operating loss	(174)	(198)	(385)	(431)	(820)

Crude steel production (Kt)	7,439	7,481	6,718	22,199	21,043
Steel shipments (Kt)	6,579	7,065	5,837	20,534	20,069
Average steel selling price (US$/t)	803	830	856	821	867
EBITDA/tonne (US$/t)	29	48	33	41	35
Operating loss /tonne (US$/t)	(26)	(28)	(66)	(21)	(41)

Flat Carbon Europe crude steel production decreased by 0.6% to 7.4 million tonnes in 3Q 2013 as compared to 7.5 million tonnes in 2Q 2013.

Steel shipments in 3Q 2013 were 6.6 million tonnes, a decrease of 6.9% as compared to 7.1 million tonnes in 2Q 2013, due to normal seasonal demand patterns.

Sales in the Flat Carbon Europe segment decreased to $6.3 billion in 3Q 2013 as compared to $6.9 billion in 2Q 2013, due to lower steel shipment volumes and lower average steel selling prices (-3.3%).

EBITDA in 3Q 2013 decreased 43.4% to $193 million as compared to $341 million in 2Q 2013. Steel margins were negatively impacted in 3Q 2013 by lower volumes and to a lesser extent a negative price-cost effect (mitigated by management and asset optimisation gains).

Long Carbon Americas and Europe

(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales	5,133	5,420	5,189	15,656	16,650
EBITDA	463	556	340	1,438	1,363
Operating income	251	329	113	765	578

Crude steel production (Kt)	5,771	5,742	5,713	17,235	17,383
Steel shipments (Kt)	5,599	5,772	5,508	16,765	17,085
Average steel selling price (US$/t)	820	848	861	842	886
EBITDA/tonne (US$/t)	83	96	62	86	80
Operating income /tonne (US$/t)	45	57	21	46	34

Long Carbon Americas and Europe crude steel production increased by 0.5% to 5.8 million tonnes in 3Q 2013, as compared to 5.7 million tonnes in 2Q 2013.

Steel shipments in 3Q 2013 were 5.6 million tonnes, a decrease of 3.0% as compared to 5.8 million tonnes in 2Q 2013, primarily due to lower volumes in Europe (seasonal impact).

Sales in the Long Carbon Americas and Europe segment decreased 5.3% to $5.1 billion in 3Q 2013 as compared to $5.4 billion in 2Q 2013. Sales were negatively impacted by lower volumes and lower average steel selling prices (-3.3%) particularly across the Long Carbon Americas (impacted by forex) and Tubular businesses.

EBITDA in 3Q 2013 was $463 million, a decline of 16.7% as compared to $556 million in 2Q 2013, primarily driven by lower volumes and lower average steel selling prices discussed above.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales	2,112	2,115	2,457	6,356	7,921
EBITDA	105	120	72	244	357
Operating loss	(28)	(33)	(84)	(178)	(115)

Crude steel production (Kt)	3,710	3,681	3,721	10,636	11,027
Steel shipments (Kt)	3,187	3,062	3,178	9,353	9,852
Average steel selling price (US$/t)	603	623	658	615	684
EBITDA/tonne (US$/t)	33	39	23	26	36
Operating loss /tonne (US$/t)	(9)	(11)	(26)	(19)	(12)

AACIS crude steel production was 3.7 million tonnes in 3Q 2013, an increase of 0.8% as compared to 2Q 2013.

Steel shipments in 3Q 2013 amounted to 3.2 million tonnes, an increase of 4.1% as compared to 3.1 million tonnes in 2Q 2013 primarily due to higher steel shipment volumes in South Africa.

Sales in the AACIS segment were flat at $2.1 billion in 3Q 2013 as compared to 2Q 2013, as higher steel volumes were offset by lower average steel selling prices (-3.2%).

EBITDA in 3Q 2013 declined 12.5% to $105 million as compared to $120 million in 2Q 2013 due to the impact of a price/cost squeeze.

Distribution Solutions

(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales	3,425	3,597	3,716	10,575	12,439
EBITDA	16	29	11	60	431
Operating income / (loss)	(15)	(12)	(32)	(43)	289

Steel shipments (Kt)	3,956	4,008	4,118	12,027	13,230
Average steel selling price (US$/t)	843	872	869	856	904

Shipments in the Distribution Solutions segment in 3Q 2013 were 4.0 million tonnes, a decrease of 1.3% as compared to 2Q 2013.

Sales in 3Q 2013 were $3.4 billion, lower as compared to $3.6 billion for 2Q 2013, due primarily to lower average steel selling prices (-3.3%) and lower steel shipment volumes.

EBITDA in 3Q 2013 was $16 million as compared to $29 million in 2Q 2013, primarily driven by lower volumes.

Mining

(USDm) unless otherwise shown	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Sales[15]	1,595	1,351	1,314	4,145	4,214
EBITDA	533	432	396	1,398	1,428
Operating income	280	286	255	852	1,023

Own iron ore production (a) (Mt)	14.9	15.0	14.3	43.0	41.9
Iron ore shipped externally and internally and reported at market price (b) (Mt)	9.4	8.2	7.1	24.9	22.1

Own coal production(a) (Mt)	2.0	2.0	2.0	6.1	6.2
Coal shipped externally and internally and reported at market price(b) (Mt)	1.3	1.1	1.2	3.7	3.8

(a) Own iron ore and coal production not including strategic long-term contracts

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 3Q 2013 was 14.9 million metric tonnes, essentially flat compared to 15.0 million metric tonnes for 2Q 2013.

Shipments at market price increased 15.3% to 9.4 million tonnes in 3Q 2013 as compared to 8.2 million tonnes in 2Q 2013, primarily due to higher shipments from the Canadian operations. Shipments at market price in 3Q 2013 were 32.0% higher than 3Q 2012.

Own coal production (not including supplies under strategic long-term contracts) in 3Q 2013 was 2.0 million metric tonnes, representing an increase of 3.0% as compared to 2Q 2013.

EBITDA for 3Q 2013 was $533 million, 23% higher as compared to $432 million in 2Q 2013. EBITDA was positively impacted by higher volumes as well as higher seaborne market prices, partially offset by a portion of iron ore shipments from Canada and Mexico that reference quarter-lagged prices which were lower in 3Q 2013 than 2Q 2013.

Operating performance for 3Q 2013 was impacted by $101 million impairment related to costs associated with the discontinued iron ore project in Senegal10.

Liquidity and Capital Resources

For 3Q 2013, net cash used in operating activities was $0.4 billion, as compared to net cash provided by operating activities of $2.4 billion in 2Q 2013. Cash used in operating activities in 3Q 2013 included a $0.8 billion investment in operating working capital as compared to a $1.3 billion release of operating working capital in 2Q 2013. Rotation days16 in 3Q 2013 increased to 62 days as compared to 55 days in 2Q 2013. Net cash used by other operating activities in 3Q 2013 was $0.7 billion. This includes reversal of non-cash gains primarily income from equity investment and outflows related to VAT, funding of deferred employee benefits, interest and tax.

Net cash used in investing activities during 3Q 2013 was $621 million, as compared to $717 million in 2Q 2013. Capital expenditures increased to $806 million in 3Q 2013 as compared to $709 million in 2Q 2013. The Company continues to focus primarily on core growth capital expenditures in franchise businesses. While most planned steel investments remain suspended, the Company has selectively restarted some of its capital expenditures to support the development of franchise steel businesses.

With these investments the Company still expects to spend approximately $3.7 billion in capital expenditures for 2013.

Other investing activities in 3Q 2013 of $185 million primarily include $216 million received for the final instalment of Enovos17, offset in part by an outflow of $50 million related to the payment of the 5th instalment of the acquisition price of an additional 11% stake in Ostrava acquired in 2009.

Net cash used in financing activities for 3Q 2013 was $1.4 billion as compared to cash used in financing activities of $2.8 billion in 2Q 2013. Net cash used in financing activities for 3Q 2013 included early debt repayment of $0.8 billion following the completion of a cash tender offer to purchase any and all of the 6.5% U.S. dollar denominated Notes due in April 2014 (“the $ 2014 Notes”) and the 4.625% EURO denominated Notes due in November 2014 (“the € 2014 Notes”), as well as to prepay  €125 million of  6.2% Fixed Rate Notes maturing in 2016 and $120 million of 6.38% privately placed Notes maturing in 2015. The Group purchased $311.5 million principal amount of the $ 2014 Notes for a total aggregate purchase price (including accrued interest) of $327.8 million and €139.5 million of the € 2014 Notes for a total aggregate purchase price (including accrued interest) of €150.1 million.

Upon settlement for all of the notes accepted pursuant to the offers, $188.5 million principal amount of $ 2014 Notes remained outstanding and €360.5 million principal amount of € 2014 Notes remained outstanding. The Group separately repurchased the full notional outstanding on the €125 million 6.2% Fixed Rate Notes maturing in 2016 and $120 million 6.38% privately placed Notes maturing in 2015 for $328.1 million (including interest).

Net cash used in financing activities for 2Q 2013 included debt repayment of $3.3 billion (primarily €1.5 billion for the 8.25% bond due 2013 and $1.2 billion for the 5.375% bond due 2013) and $290 million cash received related to the second and final instalment of joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada. Net cash provided by financing activities for 3Q 2012 was $0.2 billion, which included issue of $650 million of subordinated perpetual securities.

During 3Q 2013, the Company paid dividends amounting to $364 million as compared to $297 million in 3Q 2012. Dividends for 2013 are based on the single annual $0.20 per share dividend payment for 1,654 million shares and include dividends to perpetual bond holders, while the 2012 dividend payment related to the quarterly payment equivalent to $0.1875 per share for 1,549 million shares.

At September 30, 2013, the Company’s cash and cash equivalents (including restricted cash) and short-term investments7 amounted to $4.5 billion as compared to $6.9 billion at June 30, 2013. Gross debt7 of $22.3 billion at September 30, 2013, decreased from $23.1 billion at June 30, 2013. As of September 30, 2013, net debt7 was $17.8 billion, as compared with $16.2 billion at June 30, 2013, driven by decreased cash flow from operations (with investment in working capital) and payment of annual dividends. Due to expected improved operating cash flows and proceeds from already announced disposals, net debt is expected to decrease in 4Q 2013 to approximately $17 billion.

The Company had liquidity18 of $14.5 billion at September 30, 2013, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $4.5 billion and $10 billion of available credit lines. At September 30, 2013, the average debt maturity was 6.4 years.

3-year $3 billion management gains program

During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. The program is expected to yield approximately $1 billion of savings over each of the next 3 years. Action plans and detailed targets have been set at the various business units and progress will be monitored and reported upon in future quarters. The Group is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs.

At September 30, 2013, $0.8 billion of annualized improvements had been achieved on a run rate basis.

Asset Optimization

The essential components of Asset Optimization have been announced. The Company confirms that the Asset Optimization introduced in 4Q 2011 is expected to deliver annualized savings of $1 billion, the full impact of which should be seen in 2014.

Recent developments

•	On September 30, 2013, a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège was agreed and finalised with the unions. This followed eight months of intense negotiations with the Walloon government and other stakeholders. The agreement confirms that six lines will be maintained: five strategic lines and the hot-dip galvanising line number five. The remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace number six, which will be dismantled). ArcelorMittal has also confirmed its commitment to an investment programme of €138 million. In addition, ArcelorMittal has confirmed that research and development work will continue in Liège. As a result of the industrial plan agreement, social plan negotiations began on October 7, 2013 for a period of 30 days, including an option for a 30-day extension period if an agreement is not reached within the first negotiation period.

•	On October 5, 2013 ArcelorMittal and Sider, an Algerian state-owned company, finalized a strategic agreement including an investment plan of $763 million for the steel complex at Annaba and the mines in Ouenza and Boukhadra. The plan includes a project to more than double the plant’s production capacity from 1 million to 2.2 million tons per year by 2017. In return for the Group’s ownership dilution (from 70% to 49%) the Government of Algeria offered various incentives, including low-cost local bank financing. The investment plan will be funded by equity contributions from shareholders and bank financing.

•	In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments. The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011, the State of Senegal commenced arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral Tribunal issued its first award and decided that Senegal is entitled to terminate the 2007 agreements. The Tribunal also indicated that a new arbitration phase will be held to decide upon the liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal.  ArcelorMittal will vigorously defend against any claims made for damages in the second phase of the arbitration. It is now considered improbable that the project will be implemented and ArcelorMittal has impaired the entire amount of the investment made up to September 30, 2013.

•	On October 8, 2013, ArcelorMittal announced the sale of 233,169,183 shares (the “Shares”) in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale generated proceeds of approximately $267 million. Prior to the sale, ArcelorMittal owned 655,969,154 Shares in Erdemir, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal holds approximately 12.08% of Erdemir’s share capital. ArcelorMittal has agreed to a 180-day lock-up period on its remaining stake in Erdemir. The transaction is cash positive, however there is an accounting loss of approximately $57 million to be booked in the fourth quarter of 2013.

•	On November 5, 2013, ArcelorMittal announced that its 51% subsidiary, ArcelorMittal South Africa, has reached an agreement with Sishen Iron Ore Company Ltd (SIOC), a subsidiary of Kumba, relating to the long-term supply of iron ore. The agreement, which will become effective from January 1, 2014, allows ArcelorMittal South Africa to purchase up to 6.25 million tonnes a year of iron ore from SIOC, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal South Africa by SIOC will be determined with reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen Mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices will be referenced to Sishen Mine costs (plus 20%) there is an agreed price for pre-determined quantities of iron ore for the first two years of the agreement. This volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of this agreement. The agreement settles various disputes between the parties.

Outlook and guidance

In line with our guidance framework, underlying profitability is still expected to improve in 2013, driven by three factors:

a) a 1-2% increase in steel shipments;

b) an approximate 20% increase in marketable iron ore shipments; and

c) the benefits realized from Asset Optimization and Management Gains initiatives.

The Company still expects 2013 EBITDA to be greater than $6.5 billion.

Due to improved operating cash flows and proceeds from already announced disposals, net debt is expected to decrease in 4Q 2013 to approximately $17 billion; the $15 billion medium term net debt target is unchanged.

2013 capital expenditure is still expected to be approximately $3.7 billion.

ArcelorMittal condensed consolidated statements of financial position

In millions of U.S. dollars	September 30,	June 30,	December 31,
	2013	2013	2012[2]
ASSETS
Cash and cash equivalents including restricted cash	4,428	6,918	4,540
Trade accounts receivable and other	5,772	5,866	5,085
Inventories	18,495	18,067	19,003
Prepaid expenses and other current assets	3,410	3,862	3,154
Assets held for sale[7]	398	-	-
Total Current Assets	32,503	34,713	31,782

Goodwill and intangible assets	9,001	9,123	9,581
Property, plant and equipment	51,792	51,580	53,989
Investments in affiliates and joint ventures	6,957	6,913	7,181
Deferred tax assets	8,408	8,134	8,221
Other assets	2,505	2,170	3,244
Total Assets	111,166	112,633	113,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,592	4,140	4,348
Trade accounts payable and other	11,908	12,499	11,407
Accrued expenses and other current liabilities	7,331	8,243	8,082
Liabilities held for sale[7]	393	-	-
Total Current Liabilities	23,224	24,882	23,837

Long-term debt, net of current portion	18,469	18,943	21,965
Deferred tax liabilities	2,703	2,690	2,958
Other long-term liabilities[19]	14,373	14,455	14,772
Total Liabilities	58,769	60,970	63,532

Equity attributable to the equity holders of the parent	48,923	48,263	47,016
Non–controlling interests	3,474	3,400	3,450
Total Equity	52,397	51,663	50,466
Total Liabilities and Shareholders’ Equity	111,166	112,633	113,998

ArcelorMittal condensed consolidated statements of operations

	Three months ended			Nine-months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
In millions of U.S. dollars	2013	2013	2012[2]	2013	2012[2]
Sales	19,643	20,197	19,723	59,592	64,904
Depreciation	(1,135)	(1,136)	(1,162)	(3,432)	(3,462)
Impairment	(101)	(39)	(130)	(140)	(199)
Restructuring charges	-	(173)	(98)	(173)	(395)
Operating income	477	352	55	1,233	2,066
Operating margin %	2.4%	1.7%	0.3%	2.1%	3.2%

Income / (loss) from equity method investments and other income	53	(24)	(56)	11	47
Net interest expense	(409)	(471)	(479)	(1,358)	(1,396)
Foreign exchange and other net financing (losses)	(269)	(530)	(148)	(954)	(632)
Income (loss) before taxes and non-controlling interests	(148)	(673)	(628)	(1,068)	85
Current tax	(11)	(149)	(101)	(221)	(408)
Deferred tax	16	50	57	30	758
Income tax benefit / (expense)	5	(99)	(44)	(191)	350
Income / (loss) from continuing operations including non-controlling interest	(143)	(772)	(672)	(1,259)	435
Non-controlling interests	(50)	(8)	20	(59)	21
Net income / (loss) from continuing operations	(193)	(780)	(652)	(1,318)	456

Basic earnings / (loss) per common share ($)	(0.12)	(0.44)	(0.42)	(0.77)	0.29
Diluted earnings / (loss) per common share ($)	(0.12)	(0.44)	(0.42)	(0.77)	0.27

Weighted average common shares outstanding (in millions)	1,788	1,788	1,549	1,776	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,789	1,789	1,549	1,777	1,611

EBITDA [4]	1,713	1,700	1,445	4,978	6,122
EBITDA margin %	8.7%	8.4%	7.3%	8.4%	9.4%

OTHER INFORMATION
Total iron ore production[20] (million metric tonnes)	17.7	18.2	17.8	51.4	51.2
Crude steel production (million metric tonnes)	23.3	22.5	21.9	68.2	67.4
Total shipments of steel products[21] (million metric tonnes)	21.1	21.3	19.9	63.4	63.8

Employees (in thousands)	239	242	252	239	252

ArcelorMittal condensed consolidated statements of cash flows

In millions of U.S. dollars	Three months ended			Nine-months ended
	September 30, 2013	June 30, 2013	September 30, 2012[2]	September 30, 2013	September 30, 2012[2]
Operating activities:
Income / (loss) from continuing operations	(193)	(780)	(652)	(1,318)	456
Adjustments to reconcile income / (loss) to net cash provided by operations:
Non-controlling interests	50	8	(20)	59	(21)
Depreciation and impairment	1,236	1,175	1,292	3,572	3,661
Restructuring charges	-	173	98	173	395
Deferred income tax	(16)	(50)	(57)	(30)	(758)
Change in operating working capital[22]	(806)	1,272	(307)	(83)	785
Other operating activities (net)	(719)	561	(685)	(764)	(2,069)
Net cash (used in) provided by operating activities	(448)	2,359	(331)	1,609	2,449
Investing activities:
Purchase of property, plant and equipment and intangibles	(806)	(709)	(1,217)	(2,442)	(3,588)
Other investing activities (net)	185	(8)	144	301	720
Net cash used in investing activities	(621)	(717)	(1,073)	(2,141)	(2,868)
Financing activities:
Net proceeds (payments) relating to payable to banks and long-term debt	(1,045)	(3,047)	(80)	(4,113)	237
Dividends paid	(364)	(3)	(297)	(401)	(885)
Combined capital offering	-	-	-	3,978	-
Proceeds from subordinated perpetual securities	-	-	642	-	642
Disposal / (Acquisition) of non-controlling interest	-	290	-	1,100	(10)
Other financing activities (net)	(31)	(36)	(22)	(107)	(80)
Net cash (used in) provided by financing activities	(1,440)	(2,796)	243	457	(96)
Net (decrease) in cash and cash equivalents	(2,509)	(1,154)	(1,161)	(75)	(515)
Cash and cash equivalents transferred to assets held for sale	(41)	-	(441)	(41)	(441)
Effect of exchange rate changes on cash	47	61	33	(38)	(46)
Change in cash and cash equivalents	(2,503)	(1,093)	(1,569)	(154)	(1,002)

Appendix 1a: Key financial and operational information - Third quarter of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$4,921	$6,334	$5,133	$2,112	$3,425	$1,595
Depreciation	(226)	(367)	(212)	(133)	(31)	(152)
Impairment	-	-	-	-	-	(101)
Restructuring charges	-	-	-	-	-	-
Operating income / (loss)	321	(174)	251	(28)	(15)	280
Operating margin (as a % of sales)	6.5%	(2.7%)	4.9%	(1.3%)	(0.4%)	17.6%

EBITDA[4]	547	193	463	105	16	533
EBITDA margin (as a % of sales)	11.1%	3.0%	9.0%	5.0%	0.5%	33.4%
Capital expenditure[23]	101	143	127	83	20	314

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,343	7,439	5,771	3,710	-	-
Steel shipments (Thousand MT)	5,759	6,579	5,599	3,187	3,956	-
Average steel selling price ($/MT)[24]	804	803	820	603	843	-

MINING INFORMATION (Million Mt)
Iron ore production[20]	-	-	-	-	-	17.7
Coal production[20]	-	-	-	-	-	2.3
Iron ore shipped externally and internally and reported at market price[6]	-	-	-	-	-	9.4
Iron ore shipped internally and reported at cost-plus[6]	-	-	-	-	-	6.8
Coal shipped externally and internally and reported at market price[6]	-	-	-	-	-	1.3
Coal shipped internally and reported at cost-plus[6]	-	-	-	-	-	0.7

Appendix 1b: Key financial and operational information – Nine months of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$14,568	$20,071	$15,656	$6,356	$10,575	$4,145
Depreciation	(701)	(1,084)	(672)	(398)	(97)	(445)
Impairment	-	(24)	-	(15)	-	(101)
Restructuring charges	-	(157)	(1)	(9)	(6)	-
Operating income / (loss)	582	(431)	765	(178)	(43)	852
Operating margin (as a % of sales)	4.0%	(2.1%)	4.9%	(2.8%)	(0.4%)	20.6%

EBITDA[4]	1,283	834	1,438	244	60	1,398
EBITDA margin (as a % of sales)	8.8%	4.2%	9.2%	3.8%	0.6%	33.7%
Capital expenditure[23]	254	456	395	270	41	1,001

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	18,129	22,199	17,235	10,636	-	-
Steel shipments (Thousand MT)	16,725	20,534	16,765	9,353	12,027	-
Average steel selling price ($/MT) [24]	818	821	842	615	856	-

MINING INFORMATION (Million Mt)
Iron ore production[20]	-	-	-	-	-	51.4
Coal production[20]	-	-	-	-	-	6.6
Iron ore shipped externally and internally and reported at market price [6]	-	-	-	-	-	24.9
Iron ore shipped internally and reported at cost-plus[6]	-	-	-	-	-	18.2
Coal shipped externally and internally and reported at market price[6]	-	-	-	-	-	3.7
Coal shipped internally and reported at cost-plus[6]	-	-	-	-	-	2.1

Appendix 2a: Steel Shipments by geographical location25

(Amounts in thousands metric tonnes)	3Q 13	2Q 13	3Q 12	9M 13	9M 12
Flat Carbon Americas:	5,759	5,407	5,351	16,725	16,758
North America	4,693	4,308	4,530	13,520	13,683
South America	1,066	1,099	821	3,205	3,075

Flat Carbon Europe:	6,579	7,065	5,837	20,534	20,069

Long Carbon Americas and Europe:	5,599	5,772	5,508	16,765	17,085
North America	1,144	1,202	1,031	3,470	3,385
South America	1,488	1,316	1,403	4,170	4,021
Europe	2,733	2,991	2,828	8,419	8,907
Other[26]	234	263	246	706	772

AACIS:	3,187	3,062	3,178	9,353	9,852
Africa	1,116	1,017	1,075	3,206	3,569
Asia, CIS & Other	2,071	2,045	2,103	6,147	6,283

Appendix 2b: Steel EBITDA by geographical location

Amounts in USDm	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Flat Carbon Americas:	547	293	326	1,283	1,646
North America	370	106	350	799	1,520
South America	177	187	(24)	484	126

Flat Carbon Europe:	193	341	191	834	705

Long Carbon Americas and Europe:	463	556	340	1,438	1,363
North America	32	66	21	149	143
South America	301	305	208	846	700
Europe	86	113	35	302	280
Other[26]	44	72	76	141	240

AACIS:	105	120	72	244	357
Africa	58	82	27	159	151
Asia, CIS & Other	47	38	45	85	206

Distribution Solutions:	16	29	11	60	431

Appendix 2c: Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	3Q 13	2Q 13	3Q 12	9M 13	9M 12
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	8.3	8.2	7.7	23.4	22.7
South America	Open pit	Lump and fines	1.0	1.0	1.2	2.9	2.8
Europe	Open pit	Concentrate and lump	0.6	0.6	0.6	1.7	1.6
Africa	Open Pit / Underground	Fines	1.3	1.3	1.1	3.9	3.7
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.6	3.8	3.7	11.1	11.1
Own iron ore production			14.9	15.0	14.3	43.0	41.9
North America (c)	Open Pit	Pellets	1.9	2.0	2.4	5.0	5.5
Africa (d)	Open Pit	Lump and Fines	0.9	1.2	1.2	3.4	3.9
Strategic contracts - iron ore			2.8	3.2	3.6	8.4	9.3
Group			17.7	18.2	17.8	51.4	51.2
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)	Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	3Q 13	2Q 13	3Q 12	9M 13	9M 12
External sales – Third party	3.0	2.2	2.4	7.3	7.8

Internal sales – Market-priced	6.4	6.0	4.8	17.5	14.3

Internal sales – Cost-plus basis	6.8	6.5	6.9	18.2	18.8
Flat Carbon Americas	2.6	2.4	2.3	5.5	5.5
Long Carbon Americas and Europe	1.2	1.2	1.3	3.5	3.8
AACIS	3.0	2.9	3.3	9.1	9.5

Total shipments	16.2	14.7	14.0	43.0	40.9

Strategic contracts	2.8	3.2	3.6	8.4	9.3
Flat Carbon Americas	1.9	2.0	2.4	5.0	5.5
AACIS	0.9	1.2	1.2	3.4	3.9

Total shipments including strategic contracts	19.1	17.9	17.6	51.4	50.3

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	3Q 13	2Q 13	3Q 12	9M 13	9M 12
North America	0.64	0.69	0.60	2.03	1.85
Asia, CIS & Other	1.40	1.29	1.44	4.03	4.38
Own coal production	2.04	1.98	2.05	6.06	6.23
North America(a)	0.10	0.08	0.08	0.27	0.23
Africa(b)	0.13	0.11	0.10	0.30	0.27
Strategic contracts - coal	0.23	0.19	0.19	0.57	0.50
Group	2.27	2.17	2.24	6.63	6.73

(a) Includes strategic agreement - prices on a fixed-price basis

(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	3Q 13	2Q 13	3Q 12	9M 13	9M 12
External sales - Third party	0.87	0.82	0.69	2.61	2.40
Internal sales - Market-priced	0.43	0.31	0.54	1.09	1.41
Internal sales (AACIS) - Cost-plus basis	0.68	0.70	0.82	2.09	2.34
Total shipments	1.98	1.83	2.04	5.80	6.16
Strategic contracts	0.23	0.19	0.19	0.57	0.50
Total shipments including strategic contracts	2.21	2.02	2.23	6.37	6.66

Appendix 3: Debt repayment schedule as of September 30, 2013

Debt repayment schedule (USD billion)	2013	2014	2015	2016	2017	>2017	Total
Term loan repayments
- Convertible bonds	-	2.4	-	-	-	-	2.4
- Bonds	-	0.8	2.2	1.8	2.7	9.8	17.3
Subtotal	0.0	3.2	2.2	1.8	2.7	9.8	19.7
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper[27]	0.1	-	-	-	-	-	0.1
Other loans	0.4	0.5	0.3	0.6	0.2	0.5	2.5
Total Gross Debt	0.5	3.7	2.5	2.4	2.9	10.3	22.3

Appendix 4: Credit lines available as of September 30, 2013

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
Total committed lines		$10.0	$0.0	$10.0

Appendix 5: Other ratios

Ratios	3Q 13	2Q 13
Gearing[28]	34%	31%
Net debt /EBITDA ratio based on last twelve months’ reported EBITDA	2.7X	2.6X

Appendix 6: Earnings per share

USD	Three months ended Nine months ended
	Sept 30,	Jun 31,	Sept 30,	Sept 30,	Sept 30,
Earnings / (loss) per share	2013	2013	2012[2]	2013	2012[2]
Basic (loss) / earnings per common share	(0.12)	(0.44)	(0.42)	(0.77)	0.29
Diluted (loss) / earnings per common share	(0.12)	(0.44)	(0.42)	(0.77)	0.27

Appendix 7: EBITDA Bridge from 2Q 2013 to 3Q 2013

USD millions	EBITDA 2Q 13	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 3Q 13
Group	1,700	(202)	70	177	30	(6)	(56)	1,713

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.

b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.

c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.

d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange, etc. as compared to the reference period. This figures in 3Q 2013 specifically relates to foreign exchange losses primarily due to the 9.6% devaluation in 3Q 2013 of the Brazil real versus US dollar.

Appendix 8: Capital expenditure23

USD millions	3Q 13	2Q 13	3Q 12[2]	9M 13	9M 12[2]
Flat Carbon Americas	101	68	167	254	546
Flat Carbon Europe	143	105	182	456	668
Long Carbon Americas and Europe	127	128	174	395	545
AACIS	83	99	115	270	327
Distribution Solutions	20	9	21	41	69
Mining	314	298	497	1,001	1,351

Note: Table excludes others and eliminations.

Appendix 9: End notes

1The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

2On January 1, 2013, in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), ArcelorMittal mandatorily adopted IFRS 10 (“Consolidated Financial Statements”), IFRS 11 (“Joint Arrangements”), IFRS 12 (“Disclosure of Interests in Other Entities”), IFRS 13 (“Fair Value Measurement”), the revision of IAS 19 (“Employee Benefits”) and IFRIC 20 (“Stripping Costs in the Production Phase of a Surface Mine”). Prior period 2012 information has been adjusted retrospectively for the mandatory adoption of these new standards and interpretations except for IFRS 13 which is applied only prospectively. The main effects for ArcelorMittal are related to the revision of IAS 19R which was applied retrospectively. Following the changes, the previously unrecognized actuarial gains and losses on pension liabilities are recorded in the statements of financial position in full against equity. It means that the previously unrecognized actuarial gains and losses are no longer recorded over time against profit and loss following the then allowed “corridor approach”. All future actuarial gains and losses will also be immediately recognized in other comprehensive income (OCI). In addition, for purposes of measuring the net financial cost on pension liabilities/assets, the expected rate of return on assets must be equal to the discount rate applicable to liabilities.

3Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

4EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

5Reported EBITDA in 3Q 2012 of $1,445 million included a positive impact of $131 million of DDH income partially offset by a $72 million charge related to a one-time signing bonus and post retirement benefit costs following entry into a new labor contract in the U.S. As a result underlying EBITDA for 3Q 2012 is $1,386 million.

6Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

7Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale). As at September 30, 2013 cash included $42 million and debt included $202 million held at Annaba. In accordance with IFRS5, asset and liabilities from the Annaba and Tebessa stake dilution have been classified as asset/liabilities held for sale.

8On October 8, 2013, ArcelorMittal announced the sale of 233,169,183 shares (the “Shares”) of Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale generated proceeds of approximately $267 million. Prior to the sale, ArcelorMittal owned 655,969,154 Shares, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal holds approximately 12.08% of Erdemir’s share capital. ArcelorMittal has agreed to a 180-day lock-up period on its remaining stake in Erdemir. The transaction is cash positive; however there is an accounting loss of approximately $57 million to be booked in the fourth quarter of 2013.

9 EBITDA/t includes total group EBITDA divided by total steel shipments.

10In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.  The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011, the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral Tribunal issued its first award and decided that Senegal is entitled to terminate the 2007 agreements.  The Tribunal also indicated that a new arbitration phase will be held to decide upon the liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal.   ArcelorMittal will vigorously defend against any claims made for damages in the second phase of the arbitration. It is now considered improbable that the project will be implemented and ArcelorMittal has impaired the entire amount of the investment made up to September 30, 2013.

11ArcelorMittal Dofasco has made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase in the portion of the cost of health benefits that is borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012. Under IAS 19R, the curtailment gain in Dofasco increased by $44 million to $285 million due to the full underlying liability being recognized on the balance sheet.

12On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for a total consideration of $674 million. The transaction comprises 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.

13Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.

14On February 6, 2013, the Company’s interest in the associate Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) decreased from 30% to 25% following the sale of a 5% stake to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”). The total proceeds were reinvested into a capital increase and the acquisition of an additional 16% interest in Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group in which the Company increased accordingly its stake from 33% to 49%.

15There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

16Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

17On April 4, 2012, ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million.  The purchase price was split with EUR 165 million payable at closing, and the remaining portion deferred for up to two years. Closing of the transaction occurred on July 17, 2012, with $189 million received for the first instalment of Enovos sale price (after adjustment for dividends). The second and final tranche of $216 million was received in Q3 2013. Taking into account acquisition cost net of dividends received, the disposal of the 23.48% stake in Enovos was cash positive (from an accounting point of view the transaction resulted in a loss of $0.2 billion).

18Includes back-up lines for the commercial paper program.

19Discount rates for pension liabilities generally decreased between December 31, 2012 and September 30, 2013. For an illustration of potential sensitivities to a change of significant actuarial assumptions, please refer to page 134 of the Half Year Report 2013 or F88-89 of the Recast of the Company’s 2012 Annual Report on Form 20-F.

20Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).

21ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

22Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.

23Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

24Average steel selling prices are calculated as steel sales divided by steel shipments.

25 Shipments originating from a geographical location.

26 Includes Tubular products business.

27Commercial paper is expected to continue to be rolled over in the normal course of business.

28Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale), divided by (B) total equity.